Megan Holdings Limited

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No.1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

March 31, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Katherine Bagley

Re:	Megan Holdings Limited
Withdrawal of Acceleration Request - Registration Statement on Form F-1 File No. 333- 281357

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 27, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, March 31, 2025, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Megan Holdings Limited

By:	/s/ Darren Hoo
	Name:	Darren Hoo
	Title:	Executive Director, Chairman and Chief Executive Officer